Exhibit 3.202

AMENDED AND RESTATED OPERATING AGREEMENT

OF

615 MUSIC LIBRARY, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT, made and entered into as of August 19, 2011, is by and between 615 Music Library, LLC, a Tennessee limited liability company (the “Company”), and the Sole Member (as hereinafter defined).

RECITALS:

WHEREAS, the Company filed Articles of Organization with the Tennessee Secretary of State on May 21, 1998;

WHEREAS, on December 9, 2010, the Company and the Sole Member entered into an agreement to regulate certain affairs of the Company and the conduct of its business (the “Operating Agreement”);

WHEREAS, the Sole Member desires to amend and restate the Operating Agreement to correct certain provisions of the Operating Agreement; and

NOW, THEREFORE, in consideration of the mutual promises, covenants and undertakings contained herein and other good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the Company and the Sole Member hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the indicated meanings:

“Act” means the Tennessee Limited Liability Company Act, as in effect on the date hereof and as the same may be amended from time to time.

“Agreement” means this Amended and Restated Operating Agreement, as the same may be amended from time to time.

“Company” is defined in the Recitals above.

“Sole Member” means Six-Fifteen Music Productions, Inc., a Tennessee corporation.

ARTICLE II

MANAGEMENT

Section 2.1 Member Management. The overall management of the business and affairs of the Company shall be exercised by or under the direction of the Sole Member. The Sole Member may delegate to officers of the Company the power and authority to administer the business and affairs of the Company as provided in this Article II.

Section 2.2 Offices and Appointment of Officers. By resolution duly adopted by the Sole Member at any time or from time to time, the Sole member may (i) create or eliminate any one or offices of the Company and (ii) appoint one or more officers to such offices to perform the duties that may be prescribed by the sole Member.

Section 2.3 Term of Office. Each officer shall hold office at the pleasure of the Sole Member until such officer’s death or resignation or until such officer shall have been removed in the manner hereinafter provided.

Section 2.4 Resignation and Removal of Officers. Any officer may resign at any time by giving notice to the Company. The Sole Member may remove any officer at any time with or without cause.

Section 2.5 Vacancies. A vacancy in any officer’s position may but need not be filled by the Sole Member.

ARTICLE III

AMENDMENT

Section 3.1 No Oral Operating Agreements; Amendments. No oral operating agreement of the Company shall be binding upon or enforceable against the Company or the Sole Member. This Agreement may not be amended, modified or supplemented except in a writing signed by the Company and the Sole Member.

IN WITNESS WHEREOF, the Members have caused this Agreement to be executed by themselves or their duly authorized representatives as of the day and year first set out above.

COMPANY:

615 MUSIC LIBRARY, LLC

By:	Six-Fifteen Music Productions, Inc.
Its	Sole Member

By:	/s/ Paul Robinson
Name:	Paul Robinson
Its:	Authorized Representative

SOLE MEMBER:

SIX-FIFTEEN MUSIC PRODUCTION, INC.

By:	/s/ Paul Robinson
Name:	Paul Robinson
Its:	Authorized Representative